QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(1)(D)

        Offer to Purchase For Cash
All Outstanding Shares of Common Stock
of

AIR METHODS CORPORATION

at
$43.00 NET PER SHARE
Pursuant to the Offer to Purchase, dated March 23, 2017
by

ASP AMC MERGER SUB, INC.

a wholly-owned subsidiary of

ASP AMC INTERMEDIATE HOLDINGS, INC.

        THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON APRIL 20, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

March 23, 2017

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

        We have been engaged by ASP AMC Merger Sub, Inc., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of ASP AMC Intermediate Holdings, Inc., a Delaware corporation ("Parent"), which is beneficially owned by affiliated funds managed by American Securities LLC, a New York limited liability company ("American Securities"), to act as information agent ("Information Agent") in connection with the Offeror's offer to purchase all of the issued and outstanding shares (the "Shares") of common stock, par value $0.06 per share, of Air Methods Corporation, a Delaware corporation ("Air Methods"), at a purchase price of $43.00 per Share, net to the seller in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 23, 2017 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time as permitted under the Merger Agreement described below, collectively constitute the "Offer"). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

        For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

        1.     the Offer to Purchase, dated March 23, 2017;

        2.     the Letter of Transmittal to be used by stockholders of Air Methods in accepting the Offer and tendering Shares, including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9;

        3.     the Notice of Guaranteed Delivery to be used to accept the Offer if Shares to be tendered and/or all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC (the "Depositary and Paying Agent") by the expiration of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration of the Offer;

        4.     Air Methods' Solicitation/Recommendation Statement on Schedule 14D-9;

        5.     the form of letter that may be sent to your clients for whose accounts you hold Shares in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer; and

        6.     the return envelope addressed to the Depositary and Paying Agent for your use only.

        Certain conditions to the Offer are described in Section 13—"Conditions of the Offer" of the Offer to Purchase.

        Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer will expire at 5:00 P.M., New York City time, on April 20, 2017, unless the Offer is extended. Previously tendered Shares may be withdrawn at any time until the Offer has expired; and, if not previously accepted for payment at any time, after May 21, 2017, pursuant to SEC (as defined in the Offer to Purchase) regulations.

        The Offer is being made in connection with the Agreement and Plan of Merger, dated as of March 14, 2017, by and among Air Methods, Parent and the Offeror (as it may be amended from time to time, the "Merger Agreement"). The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, the Offeror will merge with and into Air Methods (the "Merger"), without approval of Air Methods' stockholders, pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the "DGCL") with Air Methods surviving as a wholly-owned subsidiary of Parent. As a result of the Merger, the Shares will cease to be publicly traded. Parent and the Offeror are beneficially owned by affiliated funds managed by American Securities.

        The board of directors for Air Methods (a) declared that the Merger Agreement, the Merger and the other Transactions (as defined in the Offer to Purchase) are fair to and in the best interests of the Company and its stockholders, (b) in accordance with the DGCL, approved the terms and conditions of the Merger Agreement and the Transactions, declared it advisable that Air Methods enter into the Merger Agreement and consummate the Transactions, and authorized the execution, delivery and performance of the Merger Agreement, (c) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (d) resolved to recommend that Air Methods' stockholders (other than Parent and its Subsidiaries) accept the Offer and tender their Shares in the Offer.

        For Shares to be validly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required medallion signature guarantees, or an "Agent's Message" (as defined in Section 3—"Procedures for Tendering Shares" of the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary and Paying Agent or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.

        Neither Parent nor the Offeror will pay any fees or commissions to any broker or dealer or other person (other than the Information Agent and the Depositary and Paying Agent, as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. The Offeror will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The Offeror will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

        The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, "blue sky" or other laws of such jurisdiction.

        Questions and requests for assistance or for additional copies of the enclosed materials may be directed to the Information Agent, at the address and telephone number set forth in the Offer to Purchase. Additional copies of the enclosed materials will be furnished at the Offeror's expense.

Very truly yours,
D.F. King & Co., Inc.

        NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY PERSON THE AGENT OF PARENT, THE OFFEROR, AIR METHODS, THE INFORMATION AGENT, THE DEPOSITARY AND PAYING AGENT, OR ANY OF THEIR AFFILIATES, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT OR REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

QuickLinks

  Exhibit (a)(1)(D)